Exhibit 99.1

AEGON withstands market turmoil with continued capital strength and resilient franchise

o	Underlying earnings before tax of EUR 361 million

•

Compared with Q3 2010, earnings included the positive effect of updated assumptions (EUR 35 million) offset by effects of lower equity markets and interest rates (EUR 49 million), unfavorable currency movements (EUR 32 million) and higher provisioning for longevity (EUR 24 million)

•	Fair value items recorded a loss of EUR 288 million

–	Decision to lower interest rates assumptions resulted in charge of EUR 168 million

–	Other fair value items recorded EUR 120 million in losses due to lower interest rates and equity markets, spread widening and increased volatility

–	Hedging programs performed well; higher reserve requirements fully offset by hedging results

•	Net income amounts to EUR 60 million

•	Return on equity of 6.9%, or 8.1% excluding run-off businesses

o	Strong gross deposits of EUR 10.5 billion; record net deposits* of EUR 4.4 billion

•	Total sales increase 2% to EUR 1.6 billion as a result of strong deposits

•	New life sales decline 18% to EUR 405 million due to product repricing following continued focus on margins

•	Accident & health sales increase 5% to EUR 153 million mainly driven by the Americas

•	Record deposits driven by pensions and variable annuities in the United States

o	Capital position remains strong; cash flows impacted by lower interest rates

•	Strong capital position demonstrated by IGD solvency ratio of ~190%

•	Excess capital of EUR 3.4 billion, of which EUR 1.2 billion maintained at the holding – well above target

•	Capital base ratio increases to 73.6% – on track to achieve ratio of at least 75% by the end of 2012

•	Operational free cash flows of EUR (678) million; higher reserve requirements due to lower interest rates

Statement	of Alex Wynaendts, CEO

“The challenging financial market conditions clearly impacted AEGON’s earnings during the third quarter. Lower equity markets and the significant drop in interest rates, as well as a further weakening of the US dollar were the main drivers to the decline in underlying earnings. At the same time, AEGON’s capital position remained strong and our franchise continues to be resilient. Despite the difficult environment, we achieved record net deposits in our key growth businesses.

“In light of the continued low interest rate environment, we have revised our long-term interest rate assumptions which had a one-time significant negative impact on net income. It is clear that the actions we have taken to strengthen our balance sheet have enabled us to withstand the extreme market volatility we have seen in recent months, while also continuing to grow our business. AEGON today is in a strong position, with a solid capital position and the right strategy that will allow us to pursue our long-term ambitions.”

KEY PERFORMANCE INDICATORS
amounts in EUR millions b)	Notes	Q3 2011	Q2 2011	%	Q3 2010	%	YTD 2011	YTD 2010	%

Underlying earnings before tax	1	361	401	(10)	452	(20)	1,176	1,381	(15)

Net income	2	60	404	(85)	657	(91)	791	1,442	(45)

Sales	3	1,620	1,261	28	1,595	2	4,292	4,512	(5)

Value of new business (VNB)	4	58	103	(44)	109	(47)	279	385	(28)

Return on equity	5	6.9%	8.1%	(15)	9.3%	(26)	7.4%	8.9%	(17)

For notes see page 22.

* Excluding run-off businesses.

STRATEGIC HIGHLIGHTS

o	Sale of closed UK life insurance business Guardian for a total consideration of GBP 275 million

o	Restructuring of AEGON The Netherlands accelerated to reduce cost base by EUR 100 million

o	Appointment of Simon Skinner as CEO of AEGON Ireland, AEGON’s European variable annuity platform

Sustainable earnings growth with an improved risk-return profile

AEGON continues to implement its transformational program aimed at delivering sustainable earnings growth with an improved risk-return profile. The company set the following targets*:

-	Grow underlying earnings before tax on average by 7%-10% per annum between 2010 and 2015;

-	Achieve a return on equity of 10%-12% by 2015;

-	Increase fee businesses to 30%-35% of underlying earnings before tax by 2015; and

-	Increase normalized operational free cash flow by 30% by 2015.

AEGON’s ambition

AEGON’s ambition to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize portfolio, Enhance customer loyalty, Deliver operational excellence and Empower employees. These key objectives have been embedded in all AEGON businesses and provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and distributors, as well as the most-preferred employer in the sector.

AEGON’s AMBITION To be a leader in all our chosen markets by 2015 AEGON’S STRATEGIC PRIORITIES o Optimize portfolio o Enhance customer loyalty o Deliver operational excellence o Empower employees

Optimize portfolio

In line with its strategic objective to optimize its portfolio of businesses, AEGON has decided to sell its UK-based Guardian life and pension business to Cinven, a European private equity group.

Guardian, which manages over 300,000 life insurance policies, has been closed to new business since 2001 and was sold for a total cash consideration of GBP 275 million, equivalent to approximately one time book value. AEGON Asset Management has entered into a long-term agreement with Cinven and will continue to manage the assets of Guardian which total GBP 7.4 billion. The transaction is expected to close in the fourth quarter of 2011.

In China, AEGON’s joint-venture with CNOOC opened its 10th regional branch in Fujian province, increasing its potential customer base to over 500 million people. AEGON-CNOOC is ranked among the top ten foreign insurance companies in China.

In Spain, AEGON is positioning itself to grow with some of its current partners and terminate its relationship with others. Recently, AEGON has closed an agreement with one of the Banca Cívica partnering savings banks, Caja Burgos, and has launched an exit process from its alliance with Caja de Ahorros del Mediterráneo (CAM), which has led to an arbitration process. AEGON will closely monitor the course of events regarding other bancassurance partners in Spain.

Enhance customer loyalty

AEGON’s net promoter score (NPS) program is being rolled out across the group and brings the company closer to its goal of integrating NPS in many of its businesses and enhancing customer loyalty. Approximately half of AEGON’s businesses have begun using the program to gain direct customer feedback, respond to insights and adapt processes. Plans are in place to further increase the number of business units using NPS by the end of 2012 to support the company in its ambition of becoming the most recommended provider in the sector.

* Main economic assumptions embedded in targets: annual gross equity market return of 9%, 10 year US interest rate of 5.25% in 2015 and EUR/USD rate of 1.35.

Deliver operational excellence

AEGON announced plans to make its business in the Netherlands more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. The restructuring of AEGON’s Dutch business is an acceleration of previously announced strategic plans. Restructuring charges of EUR 60 million are included in the third quarter 2011 earnings. The reorganization program and other initiatives will result in reducing the cost base for AEGON The Netherlands by EUR 100 million, compared to the cost base for 2010. The majority of the cost savings are expected to be achieved in 2012.

In the United Kingdom, AEGON is on track to implement a new operating model aimed at reducing costs by 25% by the end of this year. The program to restructure the business aims to deliver GBP 80 million in expense savings of which to date GBP 71 million has been implemented.

In India, AEGON Religare instituted automated underwriting and risk analysis. The new system improves turn-around time, minimizes human mistakes, cultivates efficiency and contributes to reduced implementation and recurring costs. The business won an award for companies that demonstrate strategic and operational excellence in information technology.

FINANCIAL OVERVIEW c)
EUR millions	Notes	Q3 2011	Q2 2011	%	Q3 2010	%	YTD 2011	YTD 2010	%

Underlying earnings before tax
Americas		310	325	(5)	355	(13)	982	1,090	(10)
The Netherlands		68	74	(8)	97	(30)	223	298	(25)
United Kingdom		9	10	(10)	28	(68)	31	78	(60)
New markets		43	59	(27)	55	(22)	159	141	13
Holding and other		(69)	(67)	(3)	(83)	17	(219)	(226)	3
Underlying earnings before tax		361	401	(10)	452	(20)	1,176	1,381	(15)

Fair value items		(288)	(23)	-	204	-	(396)	191	-
Realized gains / (losses) on investments		102	204	(50)	129	(21)	397	403	(1)
Impairment charges		(132)	(100)	(32)	(92)	(43)	(294)	(319)	8
Other income / (charges)		(54)	(16)	-	(14)	-	(73)	(51)	(43)
Run-off businesses		(5)	10	-	(7)	29	27	(35)	-
Income before tax		(16)	476	-	672	-	837	1,570	(47)
Income tax		76	(72)	-	(15)	-	(46)	(128)	64
Net income		60	404	(85)	657	(91)	791	1,442	(45)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		60	403	(85)	657	(91)	790	1,441	(45)
Non-controlling interests		-	1	-	-	-	1	1	-

Net underlying earnings		308	339	(9)	374	(18)	980	1,069	(8)

Commissions and expenses		1,575	1,500	5	1,525	3	4,588	4,486	2
of which operating expenses	11	886	847	5	835	6	2,570	2,488	3

New life sales
Life single premiums		1,073	1,189	(10)	1,650	(35)	3,988	5,491	(27)
Life recurring premiums annualized		298	312	(4)	329	(9)	938	1,002	(6)
Total recurring plus 1/10 single		405	431	(6)	494	(18)	1,337	1,551	(14)

New life sales
Americas	12	110	104	6	138	(20)	327	379	(14)
The Netherlands		32	40	(20)	32	-	137	135	1
United Kingdom		199	217	(8)	264	(25)	663	837	(21)
New markets	12	64	70	(9)	60	7	210	200	5
Total recurring plus 1/10 single		405	431	(6)	494	(18)	1,337	1,551	(14)

New premium production accident and health insurance		153	145	6	146	5	457	442	3
New premium production general insurance		12	14	(14)	14	(14)	39	43	(9)

Gross deposits (on and off balance)
Americas	12	7,376	5,014	47	4,705	57	18,019	15,261	18
The Netherlands		584	442	32	525	11	1,488	1,892	(21)
United Kingdom		11	17	(35)	16	(31)	47	71	(34)
New markets	12	2,525	1,242	103	4,161	(39)	5,034	7,541	(33)
Total gross deposits		10,496	6,715	56	9,407	12	24,588	24,765	(1)

Net deposits (on and off balance)
Americas	12	2,840	426	-	545	-	3,033	1,838	65
The Netherlands		54	(113)	-	(83)	-	(174)	39	-
United Kingdom		1	14	(93)	2	(50)	17	41	(59)
New markets	12	1,502	(2,487)	-	3,293	(54)	(2,704)	3,601	-
Total net deposits excluding run-off businesses		4,397	(2,160)	-	3,757	17	172	5,519	(97)
Run-off businesses		(1,121)	(527)	(113)	(1,091)	(3)	(2,528)	(5,150)	51
Total net deposits		3,276	(2,687)	-	2,666	23	(2,356)	369	-

REVENUE-GENERATING INVESTMENTS
		Sept. 30,	June 30,
		2011	2011	%
Revenue-generating investments (total)		404,254	391,276	3
Investments general account		143,006	132,837	8
Investments for account of policyholders		139,599	142,672	(2)
Off balance sheet investments third parties		121,649	115,767	5

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax declined to EUR 361 million in the third quarter. The 20% decline, compared with the same quarter last year, was mainly due to lower interest rates and equity markets, unfavorable currency exchange rate movements and higher provisioning for longevity.

Underlying earnings from the Americas decreased to EUR 310 million. Consistent with AEGON’s strategy, earnings from fee-based businesses grew compared with the third quarter last year. However, they were more than offset by a weaker US dollar against the euro and lower earnings from fixed annuities as this line of business is de-emphasized. Earnings included the positive effect of updated assumptions of EUR 35 million mainly related to mortality.

In the Netherlands, underlying earnings decreased to EUR 68 million as a result of higher provisioning for longevity of EUR 24 million and investments in developing new distribution capabilities of EUR 5 million.

In the United Kingdom, underlying earnings declined to EUR 9 million. The third quarter included costs of EUR 14 million related to an ongoing program to correct historical issues within customer policy records and investments in developing new propositions (EUR 3 million). The company is on track to finalize the program in the fourth quarter of 2011. In addition, earnings of Guardian, the recently sold closed book of life insurance business, were no longer reflected in underlying earnings (EUR 6 million).

Underlying earnings from New Markets decreased to EUR 43 million, mainly as a result of lower earnings from Central & Eastern Europe due to lower investment income and the negative impact from pension legislation changes. In addition, the comparable quarter last year included a one-time benefit of EUR 5 million from Variable Annuities Europe.

Total holding costs amounted to EUR 69 million as net interest results were higher than in the comparable quarter a year ago.

Net income

Net income decreased to EUR 60 million due mainly to a significant decline in results on fair value items.

Fair value items

To reflect current market circumstances, AEGON has lowered its long-term assumption for 10-year US Treasury yields by 50 bps to 4.75% (graded uniformly from current yields over the next five years) and lowered the 90-day rate to 0.2% for the next two years followed by a three year grade to 3%. No change has been made to the long-term credit spread or default assumptions. In addition, AEGON has lowered its assumed return for separate account bond fund returns by 200 bps to 4% over the next five years, followed by a return of 6% thereafter. The bond fund return is a gross assumption from which asset management and policy fees are deducted to determine the policyholder return. In total, these assumption changes led to a charge of EUR 168 million. In addition, lower interest rates, spread widening and lower equity markets affected other fair value items which resulted in losses of EUR 120 million. In total, fair value items recorded a loss of EUR 288 million during the third quarter.

Realized gains on investments

In the third quarter, realized gains on investments amounted to EUR 102 million and were the result of normal trading in the investment portfolio and the divestment of the life reinsurance activities.

Impairment charges

Impairment charges amounted to EUR 132 million. In the United States, impairments of EUR 76 million were linked to residential mortgage-backed securities and in the United Kingdom to financial holdings of Portuguese and Greek banks (EUR 22 million). Impairments in New Markets of EUR 29 million were largely attributable to the effect of new legislation in Hungary, related to Swiss franc denominated mortgages, affecting the mortgage portfolio.

Other charges

Other charges amounted to EUR 54 million and are mostly related to restructuring provisions in the Netherlands (EUR 60 million) and in the United Kingdom (EUR 15 million). These charges are partly offset by UK policyholder tax with an equal and opposite charge in the tax income line of EUR 20 million.

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 5 million as a lower amortization yield paid on internally transferred assets related to the institutional spread-based business and favorable mortality results for pay-out annuities were offset by lower results from BOLI/COLI and transaction costs related to the divestment of the life reinsurance activities.

Income tax

Net income for the quarter contained a tax benefit of EUR 76 million. A benefit of EUR 46 million in the United States related to the utilization of losses for which previously no deferred tax asset was recognized. In the United Kingdom, a benefit of EUR 24 million was recorded as a result of the tax rate reduction as per April 2012, enacted in July 2011.

Return on equity

In the first nine months of 2011, the return on equity of AEGON’s ongoing business amounted to 8.7%. Including capital allocated to the run-off businesses, return on equity amounted to 7.4%.

Operating expenses

In the third quarter, operating expenses increased 6% to EUR 886 million due mainly to higher restructuring charges. Excluding restructuring charges, employee benefit plans and at constant currencies, operating expenses increased 1% during the first nine months of 2011.

Sales and deposits

AEGON’s total sales increased 2% to EUR 1.6 billion mainly as a result of strong pension deposits. New life sales declined, mainly as a result of lower single premium production in the United Kingdom and the Americas following repricing of products, partly offset by growth in Central & Eastern Europe.

Gross deposits of EUR 10.5 billion were supported by increased pension and variable annuity deposits in the United States and continued strong third-party asset management inflows.

Value of new business

Compared with the third quarter 2010, the value of new business declined considerably to EUR 58 million, reflecting current market circumstances of lower interest rates and higher volatility and lower new life sales partly offset by higher deposits. AEGON prices its products on an economic framework basis and will start to publish value of new business on that basis as of the first quarter of 2012.

Revenue-generating investments

Revenue-generating investments rose 3% compared with the end of the second quarter of 2011 to EUR 404 billion. The positive effect of strong inflows and lower interest rates on asset balances was only partly offset by the effect of lower equity markets.

Capital management

In August, Standard & Poor’s positively revised their outlook on AEGON and its subsidiaries to stable from negative and affirmed the ‘AA-’ ratings on the core operating entities. At the same time, Moody’s affirmed the A3 senior debt of AEGON and upgraded the subordinated rating of AEGON to Baa1 from Baa2. Moody’s also upgraded the outlook on all ratings to stable from negative. In the opinion of the rating agencies, AEGON’s balance sheet is more resilient to stress as a result of an improved risk profile. In addition, AEGON delivered on its strategy with the full repayment to the Dutch State in June 2011 and the divestment of its life reinsurance activities in August 2011.

AEGON’s core capital, excluding revaluation reserves, amounted to EUR 16.9 billion, equivalent to 73.6%6 of the company’s total capital base at the end of the third quarter. AEGON aims the proportion of core capital to be at least 75% of total capital by the end of 2012.

Shareholders’ equity increased to EUR 19.4 billion as a result of the appreciation of the US dollar against the euro and a significant increase in the revaluation reserves during the third quarter. Shareholders’ equity per common share, excluding preference capital, amounted to EUR 9.21 at September 30, 2011.

The revaluation reserves at September 30, 2011 increased to EUR 2.6 billion, mainly the result of a significant decrease in risk-free interest rates which had a positive effect on the value of fixed income securities, partly offset by spread widening. In addition, the foreign currency translation reserves improved, primarily the result of a strengthening of the US dollar against the euro.

AEGON aims to maintain at least 1.5 times holding expenses as a buffer at the holding, currently equivalent to approximately EUR 900 million. During the third quarter, excess capital in the holding increased to EUR 1.2 billion as a result of dividends received from business units.

At September 30, 2011, AEGON’s Insurance Group Directive (IGD) ratio amounted to ~190%, a decrease from the level of ~200% at the end of the second quarter.

Cash flows

AEGON aims to deliver sustainable cash flows and has announced its intention to improve operational free cash flow from its 2010 normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015.

AEGON posted negative operational free cash flows of EUR 678 million during the third quarter of 2011. Operational free cash flows were severely affected in the United States as a result mainly of the sharp decline in interest rates. Excluding the impact of financial markets in the third quarter, operational free cash flows totaled EUR 397 million. Operational free cash flows represent distributable earnings generation of the business units. The impact of capital preservation initiatives or proceeds from disposals are not included in the reported operational free cash flows.

APPENDIX I • Americas •The Netherlands •United Kingdom •New Markets

FINANCIAL OVERVIEW, Q3 2011 GEOGRAPHICALLY c)
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	166	47	20	17	-	250
Individual savings and retirement products	88	-	-	(4)	-	84
Pensions	56	24	(10)	2	-	72
Non-life	-	(1)	-	4	-	3
Distribution	-	(2)	(1)	-	-	(3)
Asset Management	-	-	-	15	-	15
Other	-	-	-	-	(69)	(69)
Share in underlying earnings before tax of associates	-	-	-	9	-	9
Underlying earnings before tax	310	68	9	43	(69)	361

Fair value items	(275)	25	(8)	(16)	(14)	(288)
Realized gains / (losses) on investments	40	59	3	-	-	102
Impairment charges	(76)	(5)	(22)	(29)	-	(132)
Other income / (charges)	4	(61)	5	(2)	-	(54)
Run-off businesses	(5)	-	-	-	-	(5)
Income before tax	(2)	86	(13)	(4)	(83)	(16)
Income tax	72	(23)	13	(9)	23	76
Net income	70	63	-	(13)	(60)	60

Net underlying earnings	242	55	30	26	(45)	308

EMPLOYEE NUMBERS
	Sept. 30, 2011	June 30, 2011
Employees excluding agents	22,781	23,639
Agents	3,024	2,892
Total number of employees excluding Associates	25,805	26,531
AEGON’s share of employees (including agents) in Associates	4,125	3,561
Total	29,930	30,092

AMERICAS

o	Underlying earnings before tax amount to USD 437 million

o	Net income decreases to USD 101 million, mainly driven by lower results from fair value items

o	New life sales decline to USD 155 million as a result of lower universal life sales due to repricing

o	Accident & health sales increase to USD 206 million, mainly the result of affinity markets

o	Gross deposits increase to USD 10.4 billion driven by strong pension and variable annuity deposits

Underlying earnings before tax

Underlying earnings from the Americas decreased 5% to USD 437 million for the third quarter 2011, the result mainly of lower fixed annuity earnings.

-	Earnings from Life & Protection in the Americas amounted to USD 219 million and were level compared to the same quarter last year. Earnings included USD 65 million as a result of favorable DAC unlocking related to mortality offset partially by the effects of lower interest rates of USD 18 million. Higher Long Term Care provisions in addition to a charge relating to Executive Life of New York also contributed unfavorably to the results (USD 15 million).

-	Individual Savings & Retirement earnings decreased to USD 123 million. Fixed annuity earnings decreased to USD 61 million as a result of lower spreads and declining asset balances as the product is de-emphasized. Earnings from variable annuities improved to USD 57 million, compared to the third quarter last year, and included charges related to policyholder behavior assumption updates of USD 12 million. Earnings from retail mutual funds increased as a result of higher account balances and amounted to USD 5 million.

-	Earnings from Employer Solutions & Pensions remained level at USD 79 million as a reserve release of USD 13 million in the comparable quarter last year offset continued growth of the business.

-	Earnings from Canada amounted to USD 17 million and the joint-ventures in Latin America reported a loss of USD 1 million.

Net income

Net income from AEGON’s businesses in the Americas decreased to USD 101 million in the third quarter. The main driver of the decline was negative results from fair value items partly offset by tax benefits.

The loss of USD 387 million for fair value items included USD 237 million for a change in long-term economic assumptions related to lower interest rates. AEGON has lowered its long-term assumption for 10 year US Treasury yields by 50 bps to 4.75% (graded uniformly from current yields over the next five years) and lowered the 90 day rate to 0.2% for the next two years followed by a three year grade to 3%. No change has been made to the long term credit spread or default assumptions. In addition, AEGON has lowered its assumed return for separate account bond fund returns by 200 bps to 4% over the next five years, followed by a return of 6% thereafter. The bond fund return is a gross assumption from which asset management and policy fees are deducted to determine the policyholder return.

Fair value of assets resulted in a loss of USD 92 million for the period, primarily due to lower than expected alternative asset performance and credit derivatives due to spread widening. Variable annuity hedge programs performed well during the volatile quarter and contributed USD 1.4 billion in gains which largely offset higher reserves and claims on the guarantee liabilities.

Gains on investments of USD 57 million were primarily realized as a result of the divestment of the life reinsurance activities. Net impairments amounted to USD 106 million and were largely linked to one residential mortgage-backed security.

The results of run-off businesses amounted to a loss of USD 7 million as lower amortization yield paid on internally transferred assets related to the institutional spread-based business and favorable mortality on pay-out annuities was offset by transaction costs related to the divestment of the life reinsurance activities.

Net income for the quarter included a tax benefit of USD 101 million. A benefit of USD 69 million related to the utilization of losses for which previously no deferred tax asset was recognized.

Return on capital

During the first nine months of 2011, the return on average capital, excluding revaluation reserves, invested in AEGON’s business in the Americas amounted to 7.0%. Excluding the capital allocated to the run-off businesses, the return on capital in the Americas would amount to 8.7%. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 7% to USD 506 million, mainly as a result of expenses related to the completion of the divestment of the life reinsurance activities. Excluding restructuring charges and employee benefit plan expenses, operating expenses decreased 1% as a result of expense reduction programs.

Sales

New life sales declined to USD 155 million, mainly the effect of the discontinuance of single premium universal life sales in the bank channel during the second half of 2010, as well as repricing of certain universal life products this year to reflect the current interest rate environment.

New premium production for accident & health insurance increased to USD 206 million, primarily the result of growth in the employer benefits and affinity marketing businesses.

Gross deposits increased to USD 10.4 billion as a result of higher fee-based deposits. Pension deposits increased as result of higher takeover and annual deposits in the retirement plan space, in addition to a strong increase in stable value deposits. Stable value balances amount to USD 60 billion and are expected to be maintained around this level.

Variable annuity sales continued to be strong, primarily as a result of the Retirement Income Max rider. A new, recently launched GLWB rider is expected to improve sales further in the direct channel. AEGON is currently in the process of repricing its variable annuity offerings to reflect the current low interest rate environment and subsequent higher hedging costs in its riders.

Net deposits for the ongoing businesses totaled USD 4 billion as net inflows for the stable value and retirement plan businesses and variable annuities were only partly offset by retail mutual fund and fixed annuity outflows. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning and incurs net outflows as a result.

Value of new business

Value of new business decreased to USD 34 million as the effect of increased retirement and stable value deposits was more than offset by a lower contribution from variable annuities as a result of increased hedging costs in the current interest rate environment.

Revenue-generating investments

Revenue-generating investments declined to USD 315 billion as compared to the second quarter of 2011. The decline is mainly the result of the effect of lower equity markets on unit-linked and off balance sheet assets.

AMERICAS c)
USD millions	Notes	Q3 2011	Q2 2011%		Q3 2010%		YTD 2011	YTD 2010%

Underlying earnings before tax by line of business
Life and protection		219	194	13	220	-	608	655	(7)
Fixed annuities		61	77	(21)	112	(46)	228	358	(36)
Variable annuities		57	87	(34)	29	97	237	148	60
Retail mutual funds		5	6	(17)	3	67	17	3	-
Individual savings and retirement products		123	170	(28)	144	(15)	482	509	(5)
Employer solutions & pensions		79	83	(5)	79	-	243	227	7
Canada		17	19	(11)	13	31	47	39	21
Latin America		(1)	3	-	2	-	-	4	-
Underlying earnings before tax		437	469	(7)	458	(5)	1,380	1,434	(4)

Fair value items		(387)	(72)	-	117	-	(476)	(42)	-
Realized gains / (losses) on investments		57	71	(20)	121	(53)	163	175	(7)
Impairment charges		(106)	(76)	(39)	(111)	5	(262)	(375)	30
Other income / (charges)		6	(5)	-	-	-	1	(140)	-
Run- off businesses		(7)	15	-	(9)	22	38	(46)	-
Income before tax		-	402	-	576	-	844	1,006	(16)
Income tax		101	(60)	-	52	94	(42)	94	-
Net income		101	342	(70)	628	(84)	802	1,100	(27)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		101	342	(70)	628	(84)	802	1,100	(27)

Net underlying earnings		343	368	(7)	339	1	1,057	1,058	-

Commissions and expenses		1,255	1,210	4	1,167	8	3,674	3,483	5
of which operating expenses		506	502	1	472	7	1,500	1,457	3

New life sales	12
Life single premiums		113	78	45	363	(69)	338	820	(59)
Life recurring premiums annualized		144	143	1	143	1	426	417	2
Total recurring plus 1/10 single		155	151	3	179	(13)	460	499	(8)

Life & protection		117	114	3	147	(20)	352	402	(12)
Employer solutions & pensions		6	7	(14)	5	20	19	17	12
Canada		15	18	(17)	15	-	50	46	9
Latin America		17	12	42	12	42	39	34	15
Total recurring plus 1/10 single		155	151	3	179	(13)	460	499	(8)

New premium production accident and health insurance		206	201	2	179	15	606	543	12

Gross deposits (on and off balance) by line of business	12
Life & protection		2	3	(33)	2	-	8	8	-
Fixed annuities		87	71	23	164	(47)	241	473	(49)
Variable annuities		1,338	1,401	(4)	956	40	3,918	2,793	40
Retail mutual funds		618	765	(19)	861	(28)	2,158	2,794	(23)
Individual savings & retirement products		2,043	2,237	(9)	1,981	3	6,317	6,060	4
Employer solutions & pensions		8,282	4,913	69	3,975	108	18,749	13,503	39
Canada		73	83	(12)	100	(27)	253	504	(50)
Total gross deposits		10,400	7,236	44	6,058	72	25,327	20,075	26

Net deposits (on and off balance) by line of business	12
Life & protection		(10)	(10)	-	(12)	17	(34)	(39)	13
Fixed annuities		(728)	(810)	10	(584)	(25)	(2,339)	(1,780)	(31)
Variable annuities		489	471	4	225	117	1,180	419	182
Retail mutual funds		(234)	(5)	-	233	-	(289)	1,008	-
Individual savings & retirement products		(473)	(344)	(38)	(126)	-	(1,448)	(353)	-
Employer solutions & pensions		4,514	1,048	-	1,030	-	6,047	3,680	64
Canada		(39)	(105)	63	(191)	80	(302)	(870)	65
Total net deposits excluding run-off businesses		3,992	589	-	701	-	4,263	2,418	76
Run-off businesses		(1,580)	(772)	(105)	(1,384)	(14)	(3,554)	(6,774)	48
Total net deposits		2,412	(183)	-	(683)	-	709	(4,356)	-

REVENUE-GENERATING INVESTMENTS
		Sept. 30, 2011	June 30, 2011	%
Revenue-generating investments (total)		315,362	324,919	(3)
Investments general account		122,645	121,723	1
Investments for account of policyholders		76,217	83,383	(9)
Off balance sheet investments third parties		116,500	119,813	(3)

THE NETHERLANDS

o	Underlying earnings before tax decrease to EUR 68 million due to higher provisioning for longevity

o	Net income amounts to EUR 63 million as a result of restructuring charges and lower fair value items

o	New life sales remain level at EUR 32 million

Underlying earnings before tax

Underlying earnings from AEGON’s operations in the Netherlands amounted to EUR 68 million, a decrease compared to the third quarter 2010. This was mainly due to lower earnings in Life & Savings and higher provisioning for longevity in Pensions.

-	Earnings from AEGON’s Life & Savings operations in the Netherlands of EUR 47 million were down 8% compared to the third quarter of last year as lower investment income in life insurance was only partly offset by better interest results in Savings.

-	Earnings from the Pension business declined to EUR 24 million as additional provisioning for longevity of EUR 24 million more than offset other positive technical results.

-	Non-life recorded a loss of EUR 1 million, mainly as a result of costs related to a project to increase efficiencies, which offset improved claim experience.

-	Losses from the distribution businesses amounted to EUR 2 million, mainly the result of business development initiatives.

Net income

Net income from AEGON’s businesses in the Netherlands declined to EUR 63 million. This was mainly a result of lower fair value items, which amounted to EUR 25 million, driven by a decline in the fair value of guarantees net of hedging. Gains on investments totaled EUR 59 million for the quarter and were a result of normal trading activity in the portfolio. Other charges included charges of EUR 60 million related to the restructuring of AEGON’s businesses in the Netherlands.

Interest rate and equity hedge programs performed well during the volatile quarter as the EUR 2.6 billion increase in value of guarantees was fully offset by hedging results.

Operating expenses

Operating expenses increased to EUR 242 million in the third quarter of 2011, mainly as a result of restructuring charges of EUR 60 million and investments in the further development of new distribution capabilities. On a comparable basis, expenses remained level.

During the quarter, AEGON announced plans to make its business in the Netherlands more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. The restructuring of AEGON’s Dutch business is an acceleration of previously announced strategic plans. The reorganization program and other initiatives will result in a reduction of the cost base by EUR 100 million as compared to the cost base for 2010. Most of the cost savings are expected to be achieved in 2012.

Sales and deposits

New life sales remained level at EUR 32 million during the third quarter of 2011. Individual life sales amounted to EUR 17 million. Individual life single premium production benefited from the focus on high service levels and the exit of some competitors from the market. Individual life recurring premium was lower as mortgage production slowed down. Pension sales increased 7% to EUR 15 million.

Premium production for accident & health and non-life products amounted to EUR 6 million and remained level with the third quarter of 2010.

Gross savings deposits increased 40% to EUR 584 million after AEGON Bank launched a marketing campaign and became more competitive in savings.

Value of new business

The value of new business declined to EUR 14 million, mainly as a result of lower volumes and higher mortgage-related funding costs.

Revenue-generating investments

Revenue-generating investments increased 2% to EUR 61 billion compared with the previous quarter as the impact from lower interest rates was only partly offset by the negative impact of lower equity markets.

Update KoersPlan

As previously disclosed, in July 2011 the Amsterdam Court of Appeal ruled with respect to a specific AEGON unit-linked product, the ‘KoersPlan’-product. AEGON believes the ruling was wrongly decided, and in October 2011 AEGON appealed the decision with the Supreme Court of the Netherlands. However, if the Supreme Court were to confirm the decision taken by the Amsterdam Court of Appeal and the principles underlying such decision were applied to AEGON’s entire KoersPlan-portfolio (instead of solely to the holders of KoersPlan-products who are plaintiffs in the pending litigation), AEGON currently estimates the financial effect to be approximately EUR 150 million after tax. The actual amount may vary based on uncertainties related to the application of any decision to individual customers, equity market fluctuations as well as interest rates movements. AEGON expects the Supreme Court to issue a decision during the second half of 2012.

THE NETHERLANDS
EUR millions	Notes	Q3 2011	Q2 2011%		Q3 2010%		YTD 2011	YTD 2010%

Underlying earnings before tax by line of business
Life and Savings		47	55	(15)	51	(8)	145	132	10
Pensions		24	16	50	42	(43)	62	118	(47)
Non life		(1)	-	-	3	-	4	29	(86)
Distribution		(2)	(1)	(100)	2	-	8	19	(58)
Share in underlying earnings before tax of associates		-	4	-	(1)	-	4	-	-
Underlying earnings before tax		68	74	(8)	97	(30)	223	298	(25)

Fair value items		25	2	-	184	(86)	(33)	343	-
Realized gains / (losses) on investments		59	142	(58)	35	69	236	154	53
Impairment charges		(5)	(3)	(67)	(4)	(25)	(10)	(11)	9
Other income / (charges)		(61)	(11)	-	-	-	(80)	33	-
Income before tax		86	204	(58)	312	(72)	336	817	(59)
Income tax		(23)	(35)	34	(75)	69	(65)	(187)	65
Net income		63	169	(63)	237	(73)	271	630	(57)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		63	169	(63)	237	(73)	271	630	(57)

Net underlying earnings		55	67	(18)	88	(38)	188	222	(15)

Commissions and expenses		311	278	12	248	25	861	775	11
of which operating expenses		242	201	20	179	35	632	543	16

New life sales
Life single premiums		210	217	(3)	176	19	884	814	9
Life recurring premiums annualized		12	18	(33)	14	(14)	49	54	(9)
Total recurring plus 1/10 single		32	40	(20)	32	-	137	135	1

Life and Savings		17	25	(32)	18	(6)	68	66	3
Pensions		15	15	-	14	7	69	69	-
Total recurring plus 1/10 single		32	40	(20)	32	-	137	135	1

New premium production accident and health insurance		6	4	50	5	20	20	20	-
New premium production general insurance		6	7	(14)	6	-	21	20	5

Gross deposits (on and off balance) by line of business
Life and Savings		584	442	32	416	40	1,408	1,633	(14)
Pensions		-	-	-	109	-	80	259	(69)
Total gross deposits		584	442	32	525	11	1,488	1,892	(21)

Net deposits (on and off balance) by line of business
Life and Savings		54	(113)	-	(139)	-	(201)	(7)	-
Pensions		-	-	-	56	-	27	46	(41)
Total net deposits		54	(113)	-	(83)	-	(174)	39	-

REVENUE-GENERATING INVESTMENTS
	Sept. 30, 2011	June 30, 2011	%
Revenue-generating investments (total)	61,092	60,005	2
Investments general account	38,346	36,810	4
Investments for account of policyholders	22,746	23,195	(2)
Off balance sheet investments third parties	-	-	-

UNITED KINGDOM

o	Underlying earnings before tax of GBP 8 million as a result of higher exceptional charges and expenses

o	New life sales decrease to GBP 175 million as a result of planned lower pension sales

Underlying earnings before tax

In the United Kingdom, underlying earnings before tax amounted to GBP 8 million, mainly driven by lower fee income. Exceptional charges during the quarter related to the customer redress program (GBP 5 million), expenses related to the execution of this program (GBP 7 million) and the development of new product propositions (GBP 3 million). These exceptional expenses may continue in the fourth quarter of 2011. Following the decision to sell the closed UK life insurance business, Guardian, the associated earnings were no longer reflected in underlying earnings (GBP 5 million).

-	Earnings from Life decreased 22% to GBP 18 million, mainly as a result of lower investment income following de-risking, and only partly offset by cost reductions.

-	Pensions recorded a loss of GBP 9 million, mainly as a result of lower fee income, continued investments in new product propositions, expenses and other charges related to the customer redress program, and the exclusion of earnings from Guardian following the decision to sell the closed UK life insurance business.

-	Distribution recorded a loss of GBP 1 million.

AEGON is progressing well with the implementation of its program to identify and correct historical issues within its customer policy records, which began in May 2009. The immediate priority of the program has been to deal with issues that resulted in financial detriment and to return affected customers to the financial position they would have been in had the issue not occurred. The program of determining the full scope of customer redress is expected to continue throughout the remainder of the year and may lead to additional charges. AEGON expects to have repaid the majority of the customer detriment by the end of 2011.

Net income

Net income was nil as lower underlying earnings and lower results on fair value items were only partly offset by higher gains on investments of GBP 3 million. Impairments in the third quarter amounted to GBP 19 million and related to impairments on financial holdings of Portuguese and Greek banks. Net income also included a charge of GBP 13 million relating to the restructuring of AEGON’s operations in the United Kingdom and a benefit of GBP 21 million was recorded as a result of the tax rate reduction as per April 2012, enacted in July 2011.

Operating expenses

Operating expenses remained level at GBP 104 million as cost savings were offset by charges related to the restructuring program of GBP 13 million, as well as investments in the new proposition development of GBP 3 million. Expenses of GBP 7 million relating to the execution of the customer redress program are also included in operating expenses. The UK restructuring aims to reduce operating expenses by 25%, or GBP 80 million, by the end of 2011. It is expected that further restructuring charges will arise in the fourth quarter of 2011. To date, AEGON has implemented cost savings of GBP 71 million.

Sales and deposits

New life sales decreased 20% to GBP 175 million during the quarter as a result of a planned decrease in sales of individual pensions and new group pension schemes following reductions in the commission levels paid to advisors on these products.

Value of new business

The value of new business in the United Kingdom declined to GBP 3 million mainly driven by lower sales.

Revenue-generating investments

Revenue-generating investments declined to GBP 55 billion as compared with the second quarter 2011, as a result of a lower equity markets.

UNITED KINGDOM
GBP millions	Notes	Q3 2011	Q2 2011%		Q3 2010%		YTD 2011	YTD 2010%

Underlying earnings before tax by line of business
Life		18	17	6	23	(22)	56	56	-
Pensions		(9)	(7)	(29)	-	-	(25)	14	-
Distribution		(1)	(1)	-	1	-	(4)	(3)	(33)
Underlying earnings before tax		8	9	(11)	24	(67)	27	67	(60)

Fair value items		(7)	-	-	1	-	(8)	(8)	-
Realized gains / (losses) on investments		3	10	(70)	-	-	38	5	-
Impairment charges		(19)	(35)	46	(2)	-	(54)	(10)	-
Other income / (charges)	7	4	1	-	12	(67)	-	52	-
Income before tax		(11)	(15)	27	35	-	3	106	(97)
Income tax attributable to policyholder return		(17)	(15)	(13)	(23)	26	(33)	(63)	48
Income before income tax on shareholders return		(28)	(30)	7	12	-	(30)	43	-
Income tax on shareholders return		28	15	87	32	(13)	61	45	36
Net income		-	(15)	-	44	-	31	88	(65)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		-	(15)	-	44	-	31	88	(65)

Net underlying earnings		26	14	86	52	(50)	73	105	(30)

Commissions and expenses		183	193	(5)	179	2	548	530	3
of which operating expenses		104	109	(5)	102	2	311	292	7

New life sales	8
Life single premiums		615	711	(14)	859	(28)	2,167	3,048	(29)
Life recurring premiums annualized		113	120	(6)	133	(15)	360	412	(13)
Total recurring plus 1/10 single		175	191	(8)	219	(20)	577	717	(20)

Life		18	15	20	17	6	49	66	(26)
Pensions		157	176	(11)	202	(22)	528	651	(19)
Total recurring plus 1/10 single		175	191	(8)	219	(20)	577	717	(20)

Gross deposits (on and off balance) by line of business
Variable annuities		10	14	(29)	13	(23)	41	61	(33)
Total gross deposits		10	14	(29)	13	(23)	41	61	(33)

Net deposits (on and off balance) by line of business
Variable annuities		1	12	(92)	1	-	15	35	(57)
Total net deposits		1	12	(92)	1	-	15	35	(57)

REVENUE-GENERATING INVESTMENTS
		Sept. 30,	June 30,
		2011	2011	%
Revenue-generating investments (total)		54,611	58,319	(6)
Investments general account		8,168	7,952	3
Investments for account of policyholders		46,443	50,367	(8)

NEW MARKETS

o	Underlying earnings before tax declined to EUR 43 million, mainly driven by lower earnings from CEE

o	Net loss amounted to EUR 13 million, mainly the result of increased impairments

o	New life sales increased to EUR 64 million driven by higher sales in CEE and Spain

Underlying earnings before tax

In New Markets, AEGON reported underlying earnings before tax of EUR 43 million. The decline is a result of lower underlying earnings from Central & Eastern Europe and Variable Annuities Europe.

-	Earnings from Central & Eastern Europe declined to EUR 15 million as higher results from non-life in Hungary were more than offset by the negative impact from pension legislation changes and lower investment income in Hungary. Compared to the second quarter of 2011, earnings for the third quarter were lower as result of seasonality in non-life claims. Other factors were lower fee income following the pension asset transfer to the Hungarian State and reduced contributions to mandatory pension funds in Poland.

-	Results from AEGON’s operations in Asia remained level at EUR (11) million as the impact from cost reductions have been offset by the inclusion of the expenses related to the Asian regional office. The results for the Asia regional office have been included since the first quarter of 2011, following the implementation of the new operational structure for the Asian operations.

-	Earnings from Spain & France amounted to EUR 21 million as growth from the inclusion of earnings from Caixa Sabadell Vida was more than offset by lower underlying earnings from CAM. Earnings contributions from partner La Mondiale in France decreased slightly compared with the same quarter last year.

-	Earnings from Variable Annuities Europe declined to EUR 3 million. The comparable quarter last year included a one-time benefit of EUR 5 million. Excluding this one-time benefit, earnings for Variable Annuities Europe remained level.

-	AEGON Asset Management reported higher earnings of EUR 15 million for the quarter as a result of higher performance fees and cost savings.

Net income

New Markets recorded a net loss of EUR 13 million during the quarter as a result of lower underlying earnings and higher impairments. Impairments amounted to EUR 29 million and were mainly driven by increased mortgage impairments in Central & Eastern Europe. Following new legislation in Hungary, customers are allowed to repay their mortgages at pre-set foreign exchange rates between the Swiss franc and the Hungarian forint. AEGON estimated the total negative impact from this change in legislation to amount to EUR (14) million, which has been reflected in impairments. Results on fair value items amounted to EUR (16) million, driven mainly by hedge ineffectiveness in Variable Annuities Europe. In addition, lower realized gains were offset by lower other charges.

Operating expenses

Operating expenses declined 3% to EUR 130 million in the third quarter, as a result of lower operating expenses in AEGON Asset Management and cost saving initiatives in Central & Eastern Europe. This was only partly offset by higher costs in Variable Annuities Europe.

Sales and deposits

New life sales increased 7% to EUR 64 million.

-	In Central & Eastern Europe, new life sales increased by 4% to EUR 27 million driven by the development of the tied network and the increased focus on life insurance in Hungary, Poland and Turkey.

-	In Asia, new life sales declined to EUR 7 million as growth in India was offset by lower new life sales in China mainly as a result of new regulation.

-	New life sales in Spain & France increased 20% to EUR 30 million, mainly as a result of the first-time inclusion of Caixa Sabadell Vida.

New premium production from AEGON’s general insurance and accident & health businesses in Central & Eastern Europe decreased to EUR 6 million, as strong household insurance sales in Hungary were offset by lower motor production due to increased price competition.

Gross deposits in New Markets amounted to EUR 2.5 billion, primarily driven by strong deposits in AEGON Asset Management as a result of new mandate wins and good performance in the retail segment. During the quarter, AEGON Asset Management rebranded its third-party asset management operations as Kames Capital.

Value of new business

The value of new business in New Markets decreased to EUR 16 million as a result of the combined negative effects of adverse pension legislation in Hungary, lower production at one of the distribution partners in Spain and margin pressure at Variable Annuities Europe.

Revenue-generating investments

Revenue-generating investments increased 5% compared with the second quarter of 2011 to EUR 44 billion, driven by net deposits in AEGON Asset Management. Lower interest rates more than offset the negative impact of lower equity markets.

NEW MARKETS
EUR millions	Notes	Q3 2011	Q2 2011	%	Q3 2010	%	YTD 2011	YTD 2010	%

Underlying earnings before tax
Central Eastern Europe		15	29	(48)	20	(25)	70	66	6
Asia		(11)	(8)	(38)	(10)	(10)	(30)	(27)	(11)
Spain & France		21	20	5	24	(13)	64	63	2
Variable Annuities Europe		3	-	-	8	(63)	8	7	14
AEGON Asset Management		15	18	(17)	13	15	47	32	47
Underlying earnings before tax		43	59	(27)	55	(22)	159	141	13

Fair value items		(16)	(3)	-	(9)	(78)	(19)	(10)	(90)
Realized gains / (losses) on investments		-	-	-	2	-	2	13	(85)
Impairment charges		(29)	(4)	-	-	-	(35)	(11)	-
Other income / (charges)		(2)	(3)	33	(5)	60	6	(16)	-
Income before tax		(4)	49	-	43	-	113	117	(3)
Income tax		(9)	(10)	10	(13)	31	(45)	(35)	(29)
Net income		(13)	39	-	30	-	68	82	(17)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		(13)	38	-	30	-	67	81	(17)
Non-controlling interests		-	1	-	-	-	1	1	-

Net underlying earnings		26	47	(45)	41	(37)	111	103	8

Commissions and expenses		180	175	3	175	3	535	519	3
of which operating expenses		130	132	(2)	134	(3)	403	394	2

New life sales	12
Life single premiums		82	117	(30)	156	(47)	373	498	(25)
Life recurring premiums annualized		56	58	(3)	44	27	173	150	15
Total recurring plus 1/10 single		64	70	(9)	60	7	210	200	5

Life		59	64	(8)	50	18	185	169	9
Associates		5	6	(17)	10	(50)	25	31	(19)
Total recurring plus 1/10 single		64	70	(9)	60	7	210	200	5

Central Eastern Europe		27	30	(10)	26	4	84	69	22
Asia		7	7	-	9	(22)	25	28	(11)
Spain & France		30	33	(9)	25	20	101	103	(2)
Total recurring plus 1/10 single		64	70	(9)	60	7	210	200	5

New premium production accident and health insurance		2	1	100	1	100	6	9	(33)
New premium production general insurance		6	7	(14)	8	(25)	18	23	(22)

Gross deposits (on and off balance)	12
Central Eastern Europe		160	167	(4)	242	(34)	509	717	(29)
Asia		9	7	29	8	13	27	43	(37)
Spain & France		8	11	(27)	10	(20)	27	66	(59)
Variable Annuities Europe		122	159	(23)	167	(27)	412	530	(22)
AEGON Asset Management		2,226	898	148	3,734	(40)	4,059	6,185	(34)
Total gross deposits		2,525	1,242	103	4,161	(39)	5,034	7,541	(33)

Net deposits (on and off balance)	12
Central Eastern Europe		112	(1,972)	-	154	(27)	(1,752)	372	-
Asia		6	4	50	8	(25)	21	42	(50)
Spain & France		1	(43)	-	(11)	-	(53)	18	-
Variable Annuities Europe		33	63	(48)	71	(54)	122	197	(38)
AEGON Asset Management		1,350	(539)	-	3,071	(56)	(1,042)	2,972	-
Total net deposits		1,502	(2,487)	-	3,293	(54)	(2,704)	3,601	-

REVENUE-GENERATING INVESTMENTS
		Sept. 30,	June 30,
		2011	2011	%
Revenue-generating investments (total)		44,302	42,154	5
Investments general account		3,354	2,819	19
Investments for account of policyholders		6,129	6,203	(1)
Off balance sheet investments third parties		34,819	33,132	5

FINANCIAL OVERVIEW, 2011 YEAR-TO-DATE GEOGRAPHICALLY c)
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	463	145	64	55	-	727
Individual savings and retirement products	346	-	-	(8)	-	338
Pensions	173	62	(28)	9	-	216
Non-life	-	4	-	26	-	30
Distribution	-	8	(5)	-	-	3
Asset Management	-	-	-	47	-	47
Other	-	-	-	-	(219)	(219)
Associates	-	4	-	30	-	34
Underlying earnings before tax	982	223	31	159	(219)	1,176

Fair value items	(339)	(33)	(9)	(19)	4	(396)
Realized gains / (losses) on investments	116	236	43	2	-	397
Impairment charges	(187)	(10)	(62)	(35)	-	(294)
Other income / (charges)	1	(80)	-	6	-	(73)
Run-off businesses	27	-	-	-	-	27
Income before tax	600	336	3	113	(215)	837
Income tax	(30)	(65)	33	(45)	61	(46)
Net income	570	271	36	68	(154)	791

Net underlying earnings	751	188	84	111	(154)	980

APPENDIX II

VALUE OF NEW BUSINESS AND IRR
		VNB		VNB			VNB			VNB	VNB
EUR millions, after tax		Q3 2011		Q2 2011		%	Q3 2010		%	YTD 2011	YTD 2010	%

Americas		24		51		(53)	40		(40)	138	135	2
The Netherlands		14		20		(30)	23		(39)	58	102	(43)
United Kingdom		3		11		(73)	19		(84)	24	56	(57)
New Markets		16		20		(20)	27		(41)	59	91	(35)
Total		58		103		(44)	109		(47)	279	385	(28)

		IRR	%	IRR	%		IRR	%
EUR millions, after tax		Q3 2011		Q2 2011			Q3 2010

Americas		10.6		14.8			12.1
The Netherlands		18.1		17.3			16.2
United Kingdom		9.0		10.6			11.4
New Markets		30.8		36.5			34.1
Total		19.1		19.5			17.8

MODELED NEW BUSINESS, APE AND DEPOSITS
				Premium business						Premium business
				APE						APE
EUR millions	Notes	Q3 2011		Q2 2011		%	Q3 2010		%	YTD 2011 YTD 2010		%
	9
Americas		242		231		5	247		(2)	722	701	3
The Netherlands		34		45		(24)	38		(11)	154	189	(19)
United Kingdom		200		227		(12)	254		(21)	665	823	(19)
New Markets		77		88		(13)	80		(4)	260	257	1
Total		554		592		(6)	619		(11)	1,800	1,969	(9)

				Deposit business						Deposit business
				Deposits						Deposits
EUR millions	Notes	Q3 2011		Q2 2011		%	Q3 2010		%	YTD 2011 YTD 2010		%
	9
Americas		6,566		4,223		55	4,131		59	15,425	12,381	25
United Kingdom		11		17		(35)	16		(31)	47	67	(30)
New Markets		188		258		(27)	231		(19)	662	841	(21)
Total		6,765		4,498		50	4,378		55	16,133	13,290	21

VNB/PVNBP SUMMARY
		Premium business								Premium business
		VNB		PVNBP		VNB /	VNB /		VNB	PVNBP	VNB /	VNB /
						PVNBP	APE				PVNBP	APE
EUR millions	Notes	Q3 2011				%	%		YTD 2011		%	%
	10
Americas		22		725		3.0	9.1		71	2,293	3.1	9.8
The Netherlands		14		266		5.4	42.0		58	1,273	4.6	37.7
United Kingdom		3		1,179		0.3	1.6		23	3,996	0.6	3.5
New Markets		17		545		3.1	22.1		60	1,881	3.2	22.9
Total		57		2,714		2.1	10.3		212	9,442	2.2	11.8

				Deposit business						Deposit business
		VNB		PVNBP		VNB /	VNB /		VNB	PVNBP	VNB /	VNB /
						PVNBP	Deposits				PVNBP	Deposits
EUR millions	Notes	Q3 2011				%	%		YTD 2011		%	%
	10
Americas		2		8,180		0.0	0.0		67	19,897	0.3	0.4
United Kingdom		0		11		0.4	0.4		0	47	0.5	0.5
New Markets		(1)		280		(0.3)	(0.4)		(0)	909	0.0	0.0
Total		1		8,472		0.0	0.0		67	20,853	0.3	0.4

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax including associated companies, income before tax including associated companies and value of new business (VNB) are calculated by consolidating on a proportionate basis the revenues and expenses of certain of our associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measures provide meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measures shown herein, when read together with our reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax we refer to Note

3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value of future distributable earnings on the block of business sold in the reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions.

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)	PVNBP: Present Value New Business Premium.
11)	Reconciliation of operating expenses, used for segment reporting, to our IFRS based operating expenses.

	Q3 2011	YTD 2011

Employee expenses	513	1,567
Administrative expenses	363	960
Operating expenses for IFRS reporting	876	2,527
Operating expenses related to associates	10	43
Operating expenses in earnings release	886	2,570
12)	New life sales, gross deposits and net deposits data include results of our associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to our Embedded Value 2010 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)

The comparative 2010 earnings and sales information has been revised to reflect the transfer of the Life Reinsurance and BOLI/COLI businesses to the Run-off businesses line to make the information consistent with the current period figures.

Currencies

Income statement items: average rate 1 EUR = USD 1.4056 (2010: USD 1.3154).

Income statement items: average rate 1 EUR = GBP 0.8702 (2010: GBP 0.8572).

Balance sheet items: closing rate 1 EUR = USD 1.3417 (2010: USD 1.3648; year-end 2010: USD 1.3362).

Balance sheet items: closing rate 1 EUR = GBP 0.8613 (2010: GBP 0.8599; year-end 2010: GBP 0.8608).

ADDITIONAL INFORMATION

The Hague, November 10, 2011

Press conference call

7:45 am CET: Audio webcast on www.aegon.com

Analyst & investor presentation / conference call

9:00 am CET: Audio webcast on www.aegon.com

Call-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Replay

Two hours after the conference call, a replay will be available on www.aegon.com and on the following phone numbers:

United Kingdom: +44 207 154 2833, access code: 4481413#

United Sates: +1 303 590 3030, access code: 4481413#

Supplements

AEGON’s Q3 2011 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 26,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com
Key figures - EUR	Third quarter 2011	Full year 2010
Underlying earnings before tax	361 million	1.8 billion	Investor relations: Willem van den Berg
New life sales	405 million	2.1 billion	+31 (0)70 344 8305
Gross deposits	10.5 billion	33 billion	877 548 9668 – toll free USA only ir@aegon.com
Revenue-generating investments (end of period)	404 billion	413 billion	www.aegon.com

DISCLAIMERS

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2011 for an explanation of how we define and calculate value of new business . AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	changes in the performance of financial markets, including emerging markets, such as with regard to:
–	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
–	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
¡	the frequency and severity of insured loss events;
¡	changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
¡	changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general
¡	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
¡	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
¡	acts of God, acts of terrorism, acts of war and pandemics;
¡	changes in the policies of central banks and/or governments;
¡	lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;
¡	lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;
¡	the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
¡	litigation or regulatory action that could require us to pay significant damages or change the way we do business;
¡	customer responsiveness to both new products and distribution channels;
¡	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
¡	the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.